SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 3, 2017

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 3, 2017 regarding “Ericsson publishes Annual Report for 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 3, 2017

Ericsson publishes Annual Report for 2016

Ericsson’s (NASDAQ:ERIC) Annual Report for 2016 is now available at: https://www.ericsson.com/investors/financial-reports

To download the pdf-version of the report click here: https://www.ericsson.com/assets/local/investors/documents/2016/ericsson-annual-report-2016-en.pdf

To order printed versions of the Annual Report fill in the form on this page:

www.ericsson.com/thecompany/investors/financial-reports/order-annual-reports

NOTES TO EDITORS	MORE INFORMATION AT:

For media kits, backgrounders and high-	News Center
resolution photos, please visit	media.relations@ericsson.com
www.ericsson.com/press	(+46 10 719 6996)

FOLLOW US:	investor.relations@ericsson.com
www.twitter.com/ericsson	(+46 10 719 00 00)
www.facebook.com/ericsson www.linkedin.com/company/ericsson www.youtube.com/ericsson

Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 09.00 CET on March 3 2017.